RAILTRACK

Railtrack Group PLC

82-4282

Date: 11th September 2002

US Securities Exchange Commission
450 Fifth Street
Washington
D.C. 20549

02076138

SUPPL

Dear Sirs

LONDON STOCK EXCHANGE ANNOUNCEMENTS

Please find enclosed the announcements made on the London Stock Exchange in respect of Railtrack Group PLC

These documents are furnished pursuant to Rule 12g – 3-2(b) under the Securities Exchange Act of 1934.

If you have any questions or comments please contact me on 0044 0207 544 8433.

Yours faithfully

Paul Worthington

Paul Worthington
Deputy Secretary

dlw 9/19

Company	Railtrack Group PLC
TIDM	RTK
Headline	Holding(s) in Company
Released	15:01 12 Aug 2002
Number	8599Z

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Railtrack Group PLC

2. Name of shareholder having a major interest

Merrill Lynch & Co. Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

95,481 non beneficial
228,218 beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Total interest at this notification –

Registered Holder	Number of shares
Merrill Lynch & Co., Inc	36,284,518
Nutraco Nominees Limited	95,481
Merrill Lynch Pension Nominees Limited A/C Noncert	228,218
Total	36,608,217

5. Number of shares / amount of stock acquired

3,082,201

6. Percentage of issued class

0.06%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class
N/A

9. Class of security
Railtrack Group PLC ordinary shares of 25p each

10. Date of transaction

8th August 2002

11. Date company informed

12th August 2002

12. Total holding following this notification

36.608,217

13. Total percentage holding of issued class following this notification

7.04%

14. Any additional information

15. Name of contact and telephone number for queries

P F Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notification

P F Worthington

Date of notification 12/8/2002

END

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Company	Railtrack Group PLC
TIDM	RTK
Headline	Holding(s) in Company
Released	16:36 13 Aug 2002
Number	9286Z

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Railtrack Group PLC

2. Name of shareholder having a major interest

UBS Warburg

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding of shareholder named above in the course of normal business

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

5,674,240

6. Percentage of issued class

1.09%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Railtrack Group PLC ordinary shares of 25p each

10. Date of transaction

9 August 2002

11. Date company informed

13 August 2002

12. Total holding following this notification

41,423,227

13. Total percentage holding of issued class following this notification

7.97%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notification

Paul Worthington

Date of notification

13 August 2002

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Announcement Details

Company	Headline	Embargo	Last Upda
Railtrack Group PLC	Holding(s) in Company		12:28 15 Aug

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERES

1. Name of company

Railtrack Group PLC

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is in respect of holding of the sharehold the case of an individual holder if it is a holding of that person's spouse or children under th

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares hel‹

Lehman Brothers International (Europe)

5. Number of shares / amount of stock acquired

3,705,845

6. Percentage of issued class

0.07%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

9. Class of security

Railtrack Group PLC Ordinary Shares of 25p

10. Date of transaction

13th August 2002

11. Date company informed

15th August 2002

12. Total holding following this notification

21,066,214

13. Total percentage holding of issued class following this notification

4.05%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notificat

Paul Worthington, Deputy Company Secretary

Date of notification

15th August 2002

END

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Announcement Details

Company	Headline	Embargo	Last Upda
Railtrack Group PLC	Holding(s) in Company		13:35 19 Aug

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Railtrack Group PLC

2. Name of shareholder having a major interest

UBS Warburg

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18

Holding of shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares h them

As above

5. Number of shares / amount of stock acquired

5,542,869

6. Percentage of issued class

1.07%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Railtrack Group PLC ordinary shares of 25p each

10. Date of transaction

19 August 2002

11. Date company informed

19 August 2002

12. Total holding following this notification

46,966,096

13. Total percentage holding of issued class following this notification

9.04%

14. Any additional information

.

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notific:

Paul Worthington

Date of notification

19th August 2002

END

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Announcement Details

Company	Headline	Embargo	Last Upda
Railtrack Group PLC	Disposal		10:11 20 Aug

Full Announcement Text

DISPOSAL OF RAILTRACK (SPACIA) LIMITED

Railtrack Group has sold Railtrack (Spacia) Limited, which has long term leases over a railway arches, to Railtrack PLC, which already owns the majority of the commercial properties r "Spacia" brand, for approximately £17 million in cash. Railtrack Group has retained certain prope were previously held through Railtrack (Spacia) Limited.

The Board of Railtrack Group intends that the proceeds of the disposal will be returned part of the solvent voluntary liquidation of Railtrack Group as soon as reasonably practicable a disposals of Railtrack PLC and the Group's interests in the Channel Tunnel Rail Link have been cor

The net book value of the properties which are being sold within Railtrack (Spacia) Limit 2002 was approximately £16.5 million. The net book value of the properties which are being re Group as at 31 March 2002 was approximately £5.5 million.

Commenting on the disposal, David Harding, Chief Executive of Railtrack Group, said:

"Following the sale of the Group's interests in the Broadgate Development, the Board is pl the sale of Railtrack (Spacia) Limited and believes that the Group is on track to be able to returr 255 pence per share (subject to the qualifications set out in the circular to shareholders dated 27 J

- ends -

Enquiries

Railtrack Group: 020 7544 8436
Sue Clark
Director of Corporate Affairs
Helen Gordon
Managing Director of Railtrack Developments Limited

Lehman Brothers: 020 7601 0011
John McIntyre
Anthony Odgers
Henry Phillips

Lehman Brothers Europe Limited, which is regulated in the UK by the Financial Services Aut Railtrack Group PLC and no one else in connection with the matters described in this press rele responsible to anyone else for providing the protections afforded to the clients of Lehman Broth nor for providing advice in relation to such matters.

All recent press releases can be found on the Railtrack web site www.railtrack.co.uk

END

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Announcement Details

Company	Headline	Embargo	Last Upda
Railtrack Group PLC	Holding(s) in Company		15:14 3 Sep (

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Railtrack Group PLC

2. Name of shareholder having a major interest

UBS Warburg

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18

Holding of shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares h(them

As above

5. Number of shares / amount of stock acquired

4,803,413

6. Percentage of issued class

0.92%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Railtrack Group PLC ordinary shares of 25p each

10. Date of transaction

27 August 2002

11. Date company informed

29 August 2002

12. Total holding following this notification

51,769,509

13. Total percentage holding of issued class following this notification

9.96%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notific:

Paul Worthington

Date of notification

3 September 2002

END

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Announcement Details

Company	Headline	Embargo	Last Upda
Railtrack Group PLC	Holding(s) in Company		15:23 3 Sep (

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Railtrack Group PLC

2. Name of shareholder having a major interest

Credit Suisse First Boston Equities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares h(them

As in para 2 above

5. Number of shares / amount of stock acquired

451,197

6. Percentage of issued class

0.08%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Railtrack Group PLC ordinary shares of 25p each

10. Date of transaction

30 August 2002

11. Date company informed

3 September 2002

12. Total holding following this notification

15,875,713

13. Total percentage holding of issued class following this notification

3.06%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notifici

Paul Worthington

Date of notification

3 September 2002

END

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